Volaris Reports July 2018 Traffic Results; 10%

Passenger Growth and 89% Load Factor

Mexico City, Mexico. August 6, 2018 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports July 2018 and year-to-date preliminary traffic results.

During July 2018 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 9.2% year over year. Total demand, as measured in Revenue Passenger Miles (RPMs), in July 2018 increased 7.5% year over year, reaching 1.7 billion. Volaris transported a total of 1.7 million passengers during the month, an increase of 10.0% year over year. Network load factor for July was 88.8%, a decrease of 1.3 percentage points year over year.

During July 2018, Volaris announced 11 domestic routes, from its focus cities Tijuana, Guadalajara, Mexico City, and Bajio. Additionally, Volaris announced three international routes, two from Bajio to Sacramento and San Jose, California and one from Guadalajara to Charlotte, North Carolina.

Volaris´ Chief Executive Officer, Enrique Beltranena, commented: “During the month of July, the revenue environment continued with the positive signals from the second quarter and year over year revenue improvement trends. In addition, we continue with our diversification efforts to enhance our domestic and international network, with the announcement of 14 new routes.”

The following table summarizes Volaris traffic results for the month and year-to-date.

	July 2018	July 2017	Variance	July YTD 2018	July YTD 2017	Variance
RPMs (in millions, scheduled & charter)
Domestic	1,158	1,035	11.9%	7,154	6,348	12.7%
International	501	508	(1.4)%	2,996	2,951	1.5%
Total	1,659	1,543	7.5%	10,150	9,299	9.2%
ASMs (in millions, scheduled & charter)
Domestic	1,271	1,130	12.5%	8,205	7,269	12.9%
International	599	582	2.9%	3,780	3,629	4.1%
Total	1,870	1,712	9.2%	11,985	10,898	10.0%
Load Factor (in %, scheduled)
Domestic	91.1%	91.6%	(0.5) pp	87.2%	87.3%	(0.1) pp
International	83.7%	87.1%	(3.4) pp	79.3%	81.3%	(2.0) pp
Total	88.8%	90.1%	(1.3) pp	84.7%	85.3%	(0.6) pp
Passengers (in thousands, scheduled & charter)
Domestic	1,347	1,189	13.2%	8,351	7,529	10.9%
International	347	350	(0.7)%	2,096	2,038	2.8%
Total	1,694	1,539	10.0%	10,447	9,567	9.2%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 172 and its fleet from four to 72 aircraft. Volaris offers more than 338 daily flight segments on routes that connect 39 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: Andrés Pliego & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100